UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU 2017 ANNUAL REPORT FILING

(Santiago, Chile, March 26th, 2018) – Compañía Cervecerías Unidas S.A. ("CCU") has published today, for those interested, its 2017 Annual Report. This document, only available in Spanish, can be found on CCU´s website via the following link:

https://www.ccuinvestor.com/wp-content/uploads/Memoria_CCU_2017_baja.pdf

At any time, there are sufficient copies of the Annual Report available for shareholders´ enquiries at the CCU office located on Avenida Vitacura N° 2670, 26rd floor, Las Condes, Santiago.

Additionally, on February 28th 2018, CCU published its Audited Consolidated Financial Statements corresponding to the fiscal year 2017. These can be found via the following link:

https://www.ccuinvestor.com/wp-content/uploads/Estados_financieros_31.12.2017.pdf

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco producer. It also participates in the HOD, functional drinks and rum industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company. For further information, visit www.ccu.cl.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 26, 2018